REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM



To the Board of Directors of
UMB Scout Funds
   and
the Securities and Exchange Commission:


RE:      UMB Scout Funds
         Form N-17f-2
         File Number 811-09813


         We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT FUNDS (including UMB Scout Bond Fund, UMB Scout Money Market Fund - Prime Portfolio, UMB Scout Money Market Fund
- Federal Portfolio, UMB Scout Stock Fund, UMB Scout Growth Fund, UMB Scout Tax-Free Money Market Fund, UMB Scout Worldwide Fund, and UMB Scout Small Cap
Fund) (the Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2006. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

         Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006, with respect to securities of UMB SCOUT
FUNDS:

    o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company and Citibank in book entry form;

    o Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

    o Reconciliation of all such securities to the books and records of the Trust and the Custodian.

         We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

         In our opinion, management's assertion that UMB SCOUT FUNDS complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

         This report is intended solely for the information and use of the Board of Directors and management of UMB SCOUT FUNDS and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Kansas City, Missouri
August 16, 2006

                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

------------------------------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number: Date examination completed: 811-09813
     June 30, 2006
------------------------------------------------------------------------------------------------------------------------------------
2.   State Identification Number:
------------------------------------------------------------------------------------------------------------------------------------
AL        25681,            AK    60038241,       AZ   8465,             AR   60000111,      CA   *              CO   IC2000-18-580
          25683,                  60038238,            40607,                 60004611,
          25684,                  60038239,            40470,                 60004615,
          25685,                  60038240,            40471,                 60004614,
          25686,                  60038242,            40472,                 60004612,
          25687,                  60038243,            40473,                 60005141,
          25688,                  60038244,            40474,                 60008576,
          25689                   60039456             40475                  60004613
------------------------------------------------------------------------------------------------------------------------------------
CT        214195,           DE    8681,           DC   60012563,         FL   *              GA   SC-MF-040734   HI   *
          214191,                 8680,                60012558,
          214194,                 5513,                60012559,
          214196,                 5514,                60012560,
          214193,                 8682,                60012565,
          214197,                 8683,                60012568,
          1032086,                8684,                60012570,
          1001460                 9071,                60012566

------------------------------------------------------------------------------------------------------------------------------------
ID        48844,             IL   60000033        IN   00-0346IC         IA   I-26193,        KS  87S0001009,    KY   M34790
          48841,                                                              I-19076,            83S0000725,
          48842,                                                              I-26312,            83S0000723,
          48843,                                                              I-26311,            98S0001427,
          48845,                                                              I-19089,            83S0000724,
          48846,                                                              I-19077,            86S0000282,
          48847,                                                              I-29840,            94S0000015,
          50643,                                                              I-44126             1999S0001138

------------------------------------------------------------------------------------------------------------------------------------
LA        103910             ME   MFN200609,      MD   SM19 980021,      MA   04045837,       MI  935635,        MN   R-42778.1
                                  MFN207986,           SM19 980019,           04045834,           935637,
                                  MFN207987,           SM19 980023,           04045839,           935638,
                                  MFN207988,           SM19 980022,           04045840,           935639,
                                  MFN207989,           SM19 980017,           04045841,           935640,
                                  MFN208001,           SM19 980024,           04045843,           935641,
                                  MFN208013,           SM19 980018,           04045844,           935642,
                                  MFN212712            SM19 990910            04045842            923555

------------------------------------------------------------------------------------------------------------------------------------
MS        60028988,          MO   2000-00609,     MT   28405,            NE   22604,          NV  *              NH   *
          60028993,               Q-MT-1289,           9201,                  11060,
          60028990,               Q-MT-1282,           9203,                  22646,
          60028995,               Q-MT-1290,           9202,                  11062,
          60028992,               Q-MT-1298,           9204,                  11064,
          60028991,               1993-00673,          33721,                 11066,
          60028989,               0002-08313           28321,                 25994,
          60032950                                     41175                  37937

------------------------------------------------------------------------------------------------------------------------------------
NJ        MF-0645            NM   6819,           NY   S 27 53 23,       NC   *               ND  U560,          OH   47739
                                  14071,               S 27 53 22,                                U557,
                                  14070,               S 28 88 54,                                U558,
                                  14068,               S 27 53 20,                                U559,
                                  14067,               S 29 52 01,                                U561,
                                  14066,               S 27 53 19,                                U562,
                                  14065,               S 27 53 21,                                U563,
                                  3155                 S 28 75 36                                 Y342

------------------------------------------------------------------------------------------------------------------------------------
OK        SE-2124255,        OR   2001-1464,      PA   2000-03-120MF     RI   *               SC  MF-14035,      SD   9889,
          SE-2124256,             2001-1463,                                                      MF11225,            10195,
          SE-2124257,             2001-1465,                                                      MF11226,            10198,
          SE-2124258,             2001-1466,                                                      MF11227,            10199,
          SE-2124259,             2001-1467,                                                      MF11218,            10196,
          SE-2124260,             2001-1468                                                       MF11219,            10197,
          SE-2124261                                                                              MF11220,            10597,
                                                                                                  MF12210             18921

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

------------------------------------------------------------------------------------------------------------------------------------
TN        RM05-1961          TX   C39434-006-14,  UT   006-6364-13       VT   1/16/98-23,     VA  118050         WA   60019806,
                                  C39435-020-15,                              1/16/98-21,                             60019819,
                                  C39436-004-14,                              1/16/98-19,                             60019820,
                                  C39437-005-14,                              1/16/98-18,                             60019821,
                                  C39438-007-14,                              1/16/98-22,                             60019807,
                                  C59101-001-07,                              1/16/98-24,                             60019805,
                                  C39439-003-14,                              1/16/98-25,                             60019803,
                                  C42953-046-13                               4/23/99-11                              60023422

------------------------------------------------------------------------------------------------------------------------------------
WV        MF-24145,          WI   341392-03,      WY   21645             PUERTO RICO   S-19806,
          MF-24125,               341390-03,                                           S-19806-1,
          MF-24126,               341389-03,                                           S-29875
          MF-24127,               341388-03,
          MF-24121,               341393-03,
          MF-24122,               341395-03,
          MF-24123,               341394-03,
          MF-34889                367262-03

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Other (specify):
         *Indicates Fund is registered in state but state does not issue identification numbers
          Securities in the UMB Scout Funds Combined  Prospectus included on one Notice Filing (Bond Fund, Money Market Fund,
          Stock Fund, Growth Fund, Tax-Free Money Market Fund, Worldwide Fund,  Small Cap Fund)
------------------------------------------------------------------------------------------------------------------------------------

3.   Exact name of investment company as specified in registration statement:
     UMB Scout Funds
------------------------------------------------------------------------------------------------------------------------------------

4.   Address of principal executive office: (number, street, city, state, zip code) 803 West Michigan Street, Suite A, Milwaukee, WI 53233
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                 ----------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------


          We, as members of management of UMB Scout Funds (the "Trust") (including the UMB Scout Bond Fund, UMB Scout Money Market Fund - Prime Portfolio, UMB Scout Money Market Fund - Federal Portfolio, UMB Scout Stock Fund, UMB Scout Growth Fund, UMB Scout Tax-Free Money Market Fund, UMB Scout Worldwide Fund, and UMB Scout Small Cap Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2006 and from December 31, 2005 through June 30, 2006.

          Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 and from December 31, 2005 through June 30, 2006, with respect to securities reflected in the investment account of the Trust.



UMB SCOUT FUNDS


By   /S/ Larry Schmidt
     -------------------------------------------
     Larry Schmidt, Senior Vice President